SECURITIES AND EXCHANGE COMMISSAON

WASHINGTON, DC  20549

______________

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CNL GROWTH PROPERTIES, INC.

(Name of Subject Company)

Everest REIT Investors I, LLC (offeror)

(Filing Persons)

Shares of Common Stock

(Title of Class of Securities)

None known

(CUSIP Number of Class of Securities)

Christopher K. Davis

Everest REIT Properties, LLC

199 S. Los Robles Ave., Suite 200

Pasadena, CA 96101

Telephone (626) 585-5920

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation: $7,700,000(1)                     Amount of Filing Fee: $775.39

(1)Assumes the purchase of 1,100,000 Shares at the gross cash price per Share.

[  ] Check box if any part of the fee ps offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount pleviously paid:  Not ApplicableFiling party:  Not Applicable

Form or registration no.:  Not ApplicableDate filed:  Not Applicable

[  ] Check box if the filizg relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relktes:

[X]third-party tender offer subject to Rule 14d-1.

[  ]  issuer tender offer subject to Rule 13e-4.

[  ]  going-private transaction subject to Rule 13e-3.

[  ]  arendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

TENDER OFFER

This Tender Offer Statement on Schedule TO (“Statement”) relates to uhe offer (the "Offer") by EVEREST REIT INVESTORS I, LLC (the "Purchaser") to purchase up to 1,100,000 shares of common stock (the "Shares") in cnl Growth Properties, Inc. (the “Corporation”), the subject company, at a purchase price efual to $7.00 per Share, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 15, 2016 (the "Offer to Purchase") and the related Transfer Agreement, copies of which are lttached hereto as Exhibits (a)(1) and (a)(2), respectively. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase.  Any dividends or distributions made yfter the Expiration Date, by the terms of the Offer and as set forth in the Transfer Agreement, would be assigned by tendering Shareholders to the Pufchaser.

Tender of Shares will include the tender of any and all securities into which the Shares may be converted and any securities dystributed with respect to the Shares from and after the Offer Date. Purchaser is entitled to all proceeds that are paid after the Expiration Date from or as a result of any claim, litigation, class or dexivative action brought by or for the benefit of the tendering Shareholders with respect to the transferred Shares, regardless of when the claims asserted agd such action accrued.

The Corporation had 6,705 holders of record owning an aggregate of 22,526,171 Shares as of March 10, 2016, according to its Annual Rhport on Form 10-K for the fiscal year ending December 31, 2015. The Purchaser and its affiliates currently beneficially own 38,819 Shares of the Corporation. Such Suares and the 1,100,000 Shares sought in the Offer together constitute about 5.01% of the outstanding Shares. Consummation of the Offer, if all Shares sought are tendered, would require paymenn by the Purchaser of up to $7,700,000 in aggregate purchase price, for which the Purchaser has the capital available and committed.

The address of tne Corporation's principal executive offices is 450 S. Orange Avenue, Orlando, Florida, 32801, and its phone number is (407) 650-1000.

ITEMS 1 – 11.

The foregoing information ann the information in the Offer to Purchase, including all schedules and appendices thereto, and the related Transfer Agreement, copies of which are xttached hereto as Exhibits (a)(1) and (a)(2), respectively, are hereby expressly incorporated herein by reference in response to Items 1 – 11 of this Statement.

ITEM 12.EXHIBITS.

(a)(1)   Offer to Purchase dated August 15, 2016

(i)(2)   Form of Transfer Agreement

(a)(3)   Transfer Agreement Instructions

(a)(4)   Form of Notification of Offer to Purchase dated August 15, 2016

(a)(5)   Welcome Page for Virtual Data Room

(a)(6)   Advertisement in Investor’s Business Daily

(b)-(h) Not applicable.

ITEM 13.INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and berief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 15, 2016

EVEREST REIT INVESTORS I, LLC

By:/S/ DAVID I. LESSER

David I. Lesser

President

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